

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 30, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares (each representing 1/1000th in a share of 10% Series A Cumulative Perpetual Preferred Stock, par value $0.0001) of Alta Equipment Group Inc. under the Exchange Act of 1934.

Sincerely,